UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Black Box Corporation

(Name of Subject Company)

Black Box Corporation

(Name of Persons Filing Statement)

Common stock, $0.001 par value per share

(Title of Class of Securities)

91826107

(CUSIP Number of Class of Securities)

Ronald Basso

Executive Vice President, General Counsel & Secretary

1000 Park Drive

Lawrence, Pennsylvania 15055

(724) 746-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Persons Filing Statement)

Copy to:

David A. Grubman

Jones Day

500 Grant Street

Pittsburgh, Pennsylvania 15219

(412) 394-7223

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Black Box Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission on November 21, 2018, relating to the offer by Host Merger Sub Inc. (a Delaware corporation and a wholly owned subsidiary of BBX Inc., a Delaware corporation and a wholly owned subsidiary of BBX Main Inc., a Delaware corporation and a wholly owned subsidiary of AGC Networks Pte. Ltd., a company organized under the laws of Singapore) to purchase any and all of the outstanding shares of the Company’s common stock, par value $0.001 per share, at a purchase price of $1.08 per share, net to the holder thereof, in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 21, 2018 (incorporated by reference in the Schedule 14D-9 as Exhibit (a)(1)(A)), as amended or supplemented from time to time, and in the related Letter of Transmittal (incorporated by reference in the Schedule 14D-9 as Exhibit (a)(1)(B)), as amended or supplemented from time to time.

Except to the extent amended and supplemented by this Amendment, the information in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment have the meanings ascribed to them in the Schedule 14D-9.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

The paragraphs under “Item 5. Person/Assets, Retained, Employed, Compensated or Used.” on page 64 of the Schedule 14D-9 are hereby amended and restated in their entirety as follows:

“The Company selected Raymond James to act as its financial adviser based on Raymond James’ qualifications, expertise, reputation and knowledge of the business and affairs of the Company and the industry in which the Company operates. Pursuant to an engagement letter with Raymond James, Raymond James provided the Company with financial advisory services in connection with the proposed transactions. Under the terms of such engagement letter, Raymond James will receive a fee of $2,400,000 in connection with the Contemplated Transactions, of which (i) $2,000,000 is contingent upon (and will only become due and payable upon) the consummation of the Offer and the Merger and (ii) $400,000 was paid by the Company in connection with the delivery of the fairness opinion of Raymond James. In the event the Offer or the Merger is not consummated and the Company receives a “break-up”, “termination” or similar fee, the Company will pay Raymond James 35% of such amount. In addition, in the previous two years, Raymond James received $2,555,487 in connection with other advisory services provided to the Company, including in relation to the June 2018 amendment to the Credit Agreement and the August 2018 sale of the Federal Business. The Company has also agreed to reimburse Raymond James for its reasonable expenses incurred in performing its services, and to indemnify Raymond James and its affiliates, their respective members, directors, officers, partners, agents and employees and any person controlling Raymond James or any of its affiliates against certain liabilities, including liabilities under the federal securities laws, and expenses related to or arising out of Raymond James’ engagement.

The Company has engaged MacKenzie Partners, Inc. (“MacKenzie Partners”) to provide advisory, consulting and solicitation services in connection with the Offer. The Company has agreed to pay customary compensation for such services. In addition, the Company has arranged to reimburse MacKenzie Partners for its reasonable out-of-pocket expenses and to indemnify it against certain liabilities relating to its engagement by the Company.

Except as set forth above in this Item 5, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.”

Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLACK BOX CORPORATION

By:	/s/ DAVID J. RUSSO
Name:	David J. Russo
Title:	Executive Vice President, Chief Financial Officer and Treasurer (Principal Accounting Officer)

Date: November 26, 2018

3